May 3, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re:	ULURU Inc.
Request for Withdraw of Amendment to Registration Statement on Form SB-2 filed on April 30, 2007
Registration No. 333-139417
Accession Number: 0001168220-07-000039

Dear Ladies and Gentlemen:

This letter is hereby submitted to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent filing submission error made by ULURU Inc. (the “Company”). On April 30, 2007, the Company filed an Amendment to Form SB-2 (File No. 333-139417) (“Amendment to SB-2”) with the SEC using the incorrect EDGAR submission type, “SB-2/A” (i.e., Pre-Effective Amendment), when it intended to use EDGAR submission type “POS AM” (i.e., Post-Effective Amendment). Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of the Amendment to SB-2 filed on April 30, 2007. No securities were issued or sold pursuant to the incorrectly filed Amendment to SB-2.

Please note that on May 3, 2007, the Company re-filed Post-Effective Amendment No. 1 to Form SB-2 (File No. 333-139417) using the correct “POS AM” EDGAR submission type, and thus the May 3, 2007 filing is not requested to be withdrawn.

Please direct any questions you may have with respect to this filing to Jack Concannon of Bingham McCutchen LLP at 617-951-8000.

Best Regards,

/s/ Terrance K. Wallberg

Terrance K. Wallberg
Chief Financial Officer

4452 Beltway Drive ● Addison, Texas 75001
Telephone (214) 905-5145 ● Facsimile (214) 905-5130 ● Website: www.uluruinc.com